SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PAB BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Georgia	58-1473302
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3250 North Valdosta Road
Valdosta, Georgia 31602
(Address of principal executive offices, including zip code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be so registered

None	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value per share
(Title of class)

Item 1.	Description of Registrant's Securities to be Registered.

General

The Amended and Restated Articles of Incorporation of PAB Bankshares, Inc. authorize us to issue up to 98,500,000 shares of common stock, no par value and 1,500,000 shares of preferred stock, no par value per share. As of October 24, 2005, there were 9,519,808 shares outstanding of our common stock, all of which were validly issued, fully paid and nonassessable. No shares of our preferred stock are outstanding.

All shares of our common stock will be entitled to share equally in dividends from funds legally available therefore, when, as and if declared by our Board of Directors. All shares of our common stock, upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, shall be entitled to share equally and ratably in all of our assets legally available for distribution to the shareholders after payment of all of the our debts and liabilities and the liquidation preference of any outstanding preferred stock.

Each share of our common stock is entitled to one vote in all matters that may be presented to the shareholders. The shares of our common stock are not convertible into any other security, nor are the shares subject to any call, assessment, or redemption. There are no sinking fund provisions with respect to the shares of our common stock. The holders of the shares of our common stock do not have preemptive rights to subscribe to authorized but unissued shares of common stock.

Anti-Takeover Provisions

The provisions of Georgia law and our Amended and Restated Articles of Incorporation and By-Laws, summarized below, may have anti-takeover effects, or may delay, defer or otherwise hinder a tender offer or other takeover attempt, including those attempts that might result in a premium over the market price for shares of common stock, or may make removal of our management more difficult.

Authorized but Unissued Stock. Authorized but unissued shares of our common stock and preferred stock are available for issuance upon approval by our Board of Directors without further approval by our shareholders. These shares are available for issuance for a range of corporate purposes, which may include public offerings to raise additional capital, acquisitions and employee benefits. Additionally, our Board of Directors could issue shares of stock to persons deemed friendly to our management, which may have the effect of discouraging or otherwise making more difficult an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Board of Directors. Our By-Laws provide that the number of directors shall be fixed from time to time by the majority vote of our directors, but may not be fewer than nine. Currently, there are 14 directors. Our Amended and Restated Articles of Incorporation and By-Laws divide the Board of Directors into three classes of directors serving staggered three-year terms. Because of these provisions, approximately one-third of our Board of Directors will be elected at each annual meeting of the shareholders. Together with the restrictions limiting the ability of shareholders to remove directors described below and the ability of the remaining directors to fill vacancies, an effect of the classified Board of Directors may be that it is more difficult for shareholders to alter the composition of our Board of Directors. It may require at least two annual meetings of shareholders for our shareholders to change a majority of the directors, whether or not a majority of our shareholders believe that such a change would be desirable.

Supermajority Requirements for Approval of Certain Transactions. Our Amended and Restated Articles of Incorporation require the vote of 66-2/3% of the total issued and outstanding shares of our common stock to (1) if shareholder approval is required by Georgia law, approve any merger or consolidation of us with or into any other corporation and the disposition of all or substantially all of our assets to any other person or entity, (2) remove a member of the our Board of Directors, (3) call a special meeting of our shareholders and (4) alter, amend, delete or rescind the provisions of our Amended and Restated Articles of Incorporation requiring such supermajority vote by the shareholders. The effect of these provisions may be that it is more difficult for a person or entity to effect a change in control of us through the acquisition of shares of our common stock.

Indemnification and Limitations on Liability. Our Amended and Restated Articles of Incorporation and By-Laws generally provide that we shall have the power to indemnify our directors in accordance with Georgia law against liability, cost or expenses asserted and sustained by a director by reason of the fact that such person is or was a director of us. Additionally, under our Amended and Restated Articles of Incorporation, our directors will not be personally liable for damages resulting from a director’s breach of fiduciary duty as our director, except for (1) any appropriation, in violation of the director’s duties, of any of our business opportunities, (2) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (3) any transaction from which the director derived an improper personal benefit or (4) any violation of Section 14-2-832 of the Official Code of Georgia Annotated. Our Amended and Restated Articles of Incorporation also provide that if Georgia law is amended to authorize further limitation of the liability of directors, the liability of our directors shall be so limited. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors and other persons pursuant to the foregoing provisions, or otherwise, we have been advised by the Securities and Exchange Commission that such indemnification is against public policy and is, therefore, unenforceable.

Transfer Agent and Registrar

Registrar and Transfer Company serves as the transfer agent for our common stock. Its address is 10 Commerce Drive, Cranford, New Jersey 07016 and its phone number is (908) 497-2300.

Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “PABK.”

Item 2.	Exhibits.

Number	Exhibit Description

3.1
Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3(a) to the Registrant’s Registration Statement on Form S-4 (No. 333-83907) filed with the Commission on October 14, 1999)

3.2	Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K dated March 29, 2005)

4.1	Specimen Common Stock Certificate

4.2	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and By-Laws defining rights of holders of the Common Stock

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PAB BANKSHARES, INC.

By:	/s/ Donald J. Torbert, Jr.
Donald J. Torbert, Jr.
Executive Vice President and Chief Financial Officer

Date:	October 28, 2005

INDEX TO EXHIBITS

Number	Exhibit Description

3.1
Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3(a) to the Registrant’s Registration Statement on Form S-4 (No. 333-83907) filed with the Commission on October 14, 1999)

3.2	Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K dated March 29, 2005)

4.1	Specimen Common Stock Certificate

4.2	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and By-Laws defining rights of holders of the Common Stock